FLAGSTAR BANCORP, INC.
5151 Corporate Drive
Troy, Michigan 48089-2639
(248) 312-2000

July 24, 2002

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Flagstar Bancorp, Inc.
Withdrawal of Registration Statement on Form S-3
(File No. 333-89192)

Ladies and Gentlemen:

     Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Act”), Flagstar Bancorp, Inc. (the “Registrant”) hereby respectfully request that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s Registration Statement on Form S-3 (File No. 333-89192), filed with the Commission on May 24, 2002, as amended by Pre-Effective Amendment No. 1, filed with the Commission on July 1, 2002 and Pre-Effective Amendment No. 2, filed with the Commission on July 16, 2002, and all exhibits filed thereto (the “Registration Statement”). The offering related to the sale of outstanding shares by members of the Hammond family (the “Selling Stockholders”). The Registrant has been advised by the Selling Stockholders that they do not wish to proceed with the registration and sale of the securities covered by the Registration Statement. No securities have been sold pursuant to the Registration Statement.

     The Registrant requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

     If you have any questions regarding the foregoing application for withdrawal, please contact Paul D. Borja, Esq., of Kutak Rock LLP, at (202) 828-2310.

Very truly yours,

FLAGSTAR BANCORP, INC.

/s/ Mark T. Hammond Mark T. Hammond President and Chief Executive Officer